BYRON D. HITTLE
312-609-7678
bhittle@vedderprice.com

March 14, 2007

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Kevin Rupert

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)
File Numbers 811-21462; 333-140457

To the Commission:

On February 5, 2007, the Company, pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form N-2 relating to the Company’s proposed issuance of common stock, preferred stock and/or debt securities (the “Shelf Registration Statement”). The Shelf Registration Statement was filed pursuant to Rule 429 for the purpose of updating the Company’s existing shelf registration statement (file number 333-131204) and registering additional securities pursuant to a new registration statement.

The Company received comments on the Shelf Registration Statement by letter from Larry L. Greene of the Commission Staff dated February 21, 2007 (the “Comment Letter”), and filed Pre-Effective Amendment No. 1, together with a response letter to the Staff’s Comment Letter, on March 6, 2007. The Staff subsequently provided additional comments to the expense table by telephone on March 8, 2007. The Company’s response to these additional comments is set forth below. The Company has simultaneously filed Pre-Effective Amendment No. 2 to the Shelf Registration Statement to respond to the comments received from the Commission Staff.

1.    Comment:  Please reposition the expense table and example so that the example immediately follows the table, and all footnotes appear following the example.

Response: At the request of the Staff, the Company has positioned the expense table, example, and footnotes as requested.

2.    Comment:  Please explain to the Staff the basis for taking rates paid under interest rate swaps into account for the purpose of calculating leverage expenses.

Division of Investment Management
March 14, 2007

Response: As discussed with the Staff, the Company will exclude the effect of its interest rate swaps for purposes of calculating leverage expenses. Although the Company enters into interest rate swaps solely for the purpose of hedging interest rate risk associated with its payment obligations under Tortoise Notes and MMP Shares, the Company treats the swap transactions, for purposes of its financial statements, as investments rather than an operating cost. Accordingly, the Company will not include the effect of its swap transactions in the expense table, but it will include such information in a footnote to the expense table. The Company will apply a consistent approach and exclude the impact of swap transactions both when such transactions benefit the Company and when such transactions increase the costs to the Company.

3.    Comment:  Please revise the expense table to include current and deferred income tax expense in the body of the table, provided that such number would result in a tax liability (i.e., an increase to expenses). To the extent that estimated current and deferred tax liability will result in a tax benefit (i.e., a decrease in expenses), the table should reflect total expenses without taking into account such tax benefit.

Response: We have discussed with the Commission Staff our perspective that the fee and expense table should reflect the annual operating costs a common stockholder will bear indirectly (emphasis added). Although estimated deferred tax liability of the Company is reflected on the Company’s balance sheet as a liability, it is the Company’s view that such liability is not, and should not be treated as, an ordinary operating expense of the Company. In addition, it is difficult, if not impossible, to convert estimated deferred tax liability into an annualized number in a manner that would make it comparable to traditional operating expenses without making a myriad of assumptions regarding portfolio turnover, tax basis, market values and other factors. We believe that attempting to make such assumptions would render the information meaningless. We note that the Company presents total expense ratios (including estimated current and deferred tax liability) in its financial statements on a supplemental basis and not in lieu of the traditional operating expense ratios. Estimated deferred income tax liability for each period in the financial statements reflects the potential tax for unrecognized gains incurred during that period, assuming that such gains were recognized during the period and without taking into account net loss carryforwards. We note that unrealized gains for the period ended November 30, 2006 were extraordinary and are not expected to be consistently replicated under normal circumstances. In addition, such liability is contingent on numerous factors including portfolio turnover, market value of portfolio assets, tax basis and other factors, and may, in fact, never be incurred depending on net loss carryforwards and other factors.  As a result, an expense ratio that includes deferred income tax expense overstates the expected annual expenses that a common stockholder is expected to incur.

Notwithstanding the foregoing views, the Company proposes to revise the expense table as follows to accommodate the comments of the Staff:

Division of Investment Management
March 14, 2007

(i) The fee table will continue to include total expenses (excluding current and deferred income taxes), but will be revised to include new line items disclosing the ratio of current and deferred income taxes and the ratio of total expenses (including estimated current and deferred income tax). For the reasons stated above, the Company believes that it is imperative that the requested information be presented as a supplemental ratio. The Company believes that the ratio of total expenses (excluding current and deferred income tax expenses) is the most meaningful and accurate estimate of operating expenses that common stockholders are expected to bear during an annual period.

(ii) The structure/components of the table should be consistent and not be modified based upon results (unrealized appreciation or depreciation). If the structure and presentation of the table is modified based upon results, the table has no integrity. Accordingly, it is the Company’s view that the new items should be included regardless of whether the Company is reporting a potential tax liability or a potential tax benefit.

(iii) For the reasons stated above, the Company believes that the ratio of its total expenses (including current and deferred income taxes) is not a meaningful measure of annual operating expenses and, in fact, overstates the expenses that common stockholders are expected to bear during the current year. Accordingly, it is the Company’s view that the expense example should continue to be based on total expenses (excluding current and deferred income taxes).  However, at the request of the Staff, the Company has agreed to disclose in a footnote that the example does not include the impact of current and deferred income tax expense and to disclose the accrued current and deferred income tax expense, on a per share basis, for the Company’s last three fiscal years.

4.    Comment: Consider breaking out dividends paid on preferred stock as a separate line item under leverage costs.

Response: The Company believes that the expense table and related footnotes (see footnote 3) clearly disclose that the components of leverage costs include both interest payable on Tortoise Notes and dividends payable on MMP Shares. Common stockholders bear the costs related to both Tortoise Notes and MMP Shares and there is no meaningful reason to distinguish between the types of leverage used as it relates to common stockholders. The Company believes the requested change would add complexity to the table without a corresponding benefit, and requests that it not be required to make the requested change.

5.            Comment: In accordance with the Plain English rule, please revise footnote 3 to the Company’s expense table to clarify the effect of the interest rate swap transactions on the Company’s cost of leverage and that such effect may or may not continue in the future.

Response: Footnote 3 has been revised as requested.

Division of Investment Management
March 14, 2007

* * * * *

If you have any questions or comments, please contact the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Byron D. Hittle

BDH/cam
cc:   Mr. Terry C. Matlack
        Mr. Steven F. Carman
        Ms. Deborah Bielicke Eades
Mr. Larry L. Greene